Exhibit 99.1

10 February 2021

PureTech Health plc

PureTech Receives Approximately $118 Million from Sale of Portion of Founded Entity Shares

PureTech Health plc (LSE: PRTC, Nasdaq: PRTC) (“PureTech” or the “Company”), a clinical-stage biotherapeutics company dedicated to discovering, developing and commercializing highly differentiated medicines for devastating diseases, announced that it has sold 1 million shares of its Founded Entity, Karuna Therapeutics (“Karuna,” Nasdaq: KRTX), through a block trade executed by Morgan Stanley & Co. LLC for cash consideration of approximately $118 million (the “Transaction”). PureTech intends to use the proceeds from the Transaction to further expand and advance its clinical-stage Wholly Owned Pipeline. PureTech intends to update financial guidance in connection with the issuance of its 2020 Annual Report and Accounts later this year.

Following the Transaction, PureTech continues to hold 2,406,564 shares of Karuna common stock, which is equal to approximately 9.0% of Karuna’s outstanding shares as of October 31, 2020. PureTech also has a right to royalty payments on net sales of any commercialized product covered by a license granted by PureTech to Karuna.

The Transaction was conducted pursuant to the authority granted by the Company’s shareholders announced by the Company on August 26, 2020.

About Karuna Therapeutics

Karuna Therapeutics is a clinical-stage biopharmaceutical company driven to create and deliver transformative medicines for people living with psychiatric and neurological conditions. Karuna understands there is a need for differentiated and more effective treatments that can help patients navigate the challenges presented by these severe and disabling disorders. Utilizing its extensive knowledge of neuroscience, Karuna is harnessing the untapped potential of the brain in pursuit of novel pathways to develop medicines that make meaningful differences in peoples’ lives. For more information, please visit www.karunatx.com.

About PureTech Health

PureTech is a clinical-stage biotherapeutics company dedicated to discovering, developing and commercializing highly differentiated medicines for devastating diseases, including intractable cancers, lymphatic and gastrointestinal diseases, central nervous system disorders and inflammatory and immunological diseases, among others. The Company has created a broad and deep pipeline through the expertise of its experienced research and development team and its extensive network of scientists, clinicians and industry leaders. This pipeline, which is being advanced both internally and through PureTech’s Founded Entities, as of the date of PureTech’s most recently filed Registration Statement on Form 20-F, was comprised of 24 products and product candidates, including two that have received FDA clearance and European marketing authorization. All of the underlying programs and platforms that resulted in this pipeline of product candidates were initially identified or discovered and then advanced by the PureTech team through key validation points based on the Company’s unique insights into the biology of the brain, immune and gut, or BIG, systems and the interface between those systems, referred to as the BIG Axis.

For more information, visit www.puretechhealth.com or connect with us on Twitter @puretechh.

Cautionary Note Regarding Forward-Looking Statements

This press release contains statements that are or may be forward-looking statements, including statements that relate to the company’s future prospects, developments, future plans, planned use of proceeds and strategies. The forward-looking statements are based on current expectations and are subject to known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially from current expectations, including, but not limited to, those risks and uncertainties described in the risk factors included in PureTech Health plc’s registration statement on Form 20-F, declared effective by the Securities and Exchange Commission on November 12, 2020 and other regulatory filings for PureTech Health plc. These forward-looking statements are based on assumptions regarding the present and future business strategies of the company and the environment in which it will operate in the future. Each forward-looking statement speaks only as at the date of this press release. Except as required by law and regulatory requirements, neither the company nor any other party intends to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact: Investors	EU media	U.S. media

Allison Mead Talbot +1 617 651 3156 amt@puretechhealth.com	Ben Atwell, Rob Winder +44 (0) 20 3727 1000 ben.atwell@FTIconsulting.com	Stephanie Simon +1 617 581 9333 stephanie@tenbridgecommunications.com